Rio Narcea Gold Mines, Ltd.

Quarterly Report to Shareholders
for the Second Quarter Ended
June 30, 2005

Rio Narcea



Corporate Office
181 University Avenue
Suite 1210
Toronto, ON M5H 3M7
Tel: (416) 956 7470
Fax: (416) 956 7471
E-mail: info@rngm.com

Operations Office
C/ Secundino Roces Riera, 3 – 2º
Centro de Empresas Asipo I
33428 Cayés - Llanera,
Asturias, Spain
Tel: (34) 98 573 3300
Fax: (34) 98 573 3301

www.rionarcea.com

QUARTERLY REPORT TO SHAREHOLDERS
FOR THE SECOND QUARTER ENDED JUNE 30, 2005

(All dollar amounts in U.S. currency unless otherwise stated)

Rio Narcea Gold Mines, Ltd. ("Rio Narcea" or the "Company") reported a net loss for the second quarter of 2005 of $6,206,600 or $0.04 per share compared to a net loss of $288,400 and $0.00 per share in the same period of 2004. This net loss was caused by two non-operating items: a foreign currency exchange loss of $5,569,900 due to the effect of the stronger U.S. Dollar / Euro exchange rate during the quarter and a derivatives loss of $2,329,700 mainly due to the higher copper prices that resulted in a lower fair value of the forward contracts required for project debt. Operating income for the second quarter was $2,637,200, compared to an operating loss of $4,373,900 in the same period of 2004. The commencement of sales of Aguablanca concentrate contributed significantly to the operating income for the period. Operating revenues totalled $36,217,100 in the second quarter of 2005 compared to $13,899,800 in the same period last year. Sales in the second quarter of 2005 include the first two sales of Aguablanca nickel concentrate, which amounted to $22,403,500, and gold sales related to the Nalunaq agreement of $6,184,800. Operating cash flow was $1,234,100 during the quarter ended June 30, 2005, including positive cash flow of $5,436,100 related to the Nickel operations. In the same period last year, during which there was no Nickel operations, operating cash flow was $2,702,200.

For the six months ended June 30, 2005, the net loss amounted to $22,334,400 or $0.14 per share, compared to a net loss of $6,700,200 and $0.06 in the same period of 2004. This net loss included a foreign currency exchange loss of $9,994,100 due to the effect of the stronger U.S. Dollar / Euro exchange rate and a derivatives loss of $7,664,700. Operating revenues were $45,137,000 for the six months ended June 30, 2005 compared to $32,737,800 for the first half of 2004; while operating cash flow was negative $9,840,800 during the first half of 2005 compared to $7,622,300 positive in the corresponding period in 2004. The negative operating cash flow during the first half of 2005 was mainly attributable to the following factors: the increase in the cost of gold sales, due to the increased underground costs at the Company's own gold operations; higher exploration costs, mainly as a result of the infill drilling program at the Salave gold deposit, and higher administrative and corporate expenses as a result of the new corporate office in Toronto and increased accounting and legal expenses. Nickel operating cash flow for the first half of 2005 was negative, reflecting no nickel sales booked in the first quarter although the mine was in operation.

Second Quarter Highlights

- Revenues of $36,217,100, including first two sales of Aguablanca nickel concentrate of $22,403,500.
- Net loss of $6,206,600, including an operating income of $2,637,200 and net financing expenses of $9,068,100.
- Cash provided by operating activities of $1,234,100.
- $63 million held in cash and cash equivalents.
- Gold production from the Company's own operations of 13,459 ounces at a cash cost of $339 per ounce (refer to Non-GAAP measures section).
- Nickel production from the Company's operations of 2.6 million pounds.
- Nickel cash cost of sales of $4.05 per pound (refer to Non-GAAP measures section).
- At the Aguablanca mine, saleable concentrate is being produced, while commissioning is continuing.

Summary of Results
($000 except where stated)

	Three Months Ended June 30,		Six Months Ended June 30,	
	2005	2004	**2005**	2004
Revenues	**36,217**	13,900	**45,137**	32,738
Cash flow provided by (used in) operating Activities	**1,234**	2,702	**(9,841)**	7,622
Net loss	**(6,207)**	(288)	**(22,334)**	(6,700)
Net loss per share – basic	**(0.04)**	(0.00)	**(0.14)**	(0.06)
Weighted average shares outstanding – basic (in millions)	**157.9**	113.5	**157.7**	113.4

	June 30, 2005	December 31, 2004
Cash and cash equivalents	**63,321**	81,889
Long-term debt, excluding current portion	**22,767**	31,109
Shareholders' equity	**160,873**	191,320

Summary of Quarterly Results
($000 except where stated)

	2005		2004				2003	
	2Q	**1Q**	4Q	3Q	2Q	1Q	4Q	3Q
Operating revenues	**36,217**	**8,920**	15,816	19,234	13,900	18,838	15,565	14,880
Net income (loss)	**(6,207)**	**(16,128)**	(31,366)	(6,379)	(288)	(6,412)	2,759	321
Net income (loss) per share – basic	**(0.04)**	**(0.10)**	(0.21)	(0.05)	(0.00)	(0.06)	0.02	0.00
Net income (loss) per share – diluted	**(0.04)**	**(0.10)**	(0.21)	(0.05)	(0.00)	(0.06)	0.02	0.00
Cash flow provided by (used in) operating activities	**1,234**	**(11,075)**	(3,354)	4,610	2,702	4,920	6,844	6,618

Management Discussion and Analysis

The following discussion of the operating results and financial position of the Company should be read in conjunction with the accompanying unaudited interim consolidated financial statements and related notes for the second quarter ended June 30, 2005 (refer to note 2 of the unaudited interim consolidated financial statements) and Management's Discussion and Analysis for the year ended December 31, 2004. The date of this Management Discussion and Analysis is August 9 2005.

Review of Mining Operations – Nickel

Aguablanca Nickel Mine

During the second quarter of 2005, the Aguablanca nickel mine produced 2.6 million pounds of nickel and 2.8 million pounds of copper from processing 285,224 tonnes of ore at average nickel and copper head grades of 0.64% and 0.49%, respectively. Nickel and copper recoveries achieved during the period were 63.7% and 92.3%, respectively. Cash cost of sales amounted to $4.05 per pound (refer to Non-GAAP measures section). Mine head grades are reconciling well with the ore block model for the open pit.

During the first six months, the Aguablanca plant processed 464,669 tonnes of ore with head grades of 0.66% nickel and 0.52% copper. Metal recoveries were 61.6% nickel and 88.3% copper to yield more than 4.1 million pounds of nickel and 4.6 million pounds of copper.

Operating Results

	Three Months Ended June 30, 2005	Six Months Ended June 30, 2005
Ore milled (tonnes)	285,224	464,669
Nickel head grade (%)	0.64	0.66
Copper head grade (%)	0.49	0.52
Nickel recovery (%)	63.7	61.6
Copper recovery (%)	92.3	88.3
Nickel production (000 lb)	2,563	4,124
Copper production (000 lb)	2,843	4,606

Commissioning of the Aguablanca plant, which began in mid-December 2004, is continuing. Certain design problems were identified and these shortcomings are in the process of being rectified.

Underground development at the Aguablanca mine is proceeding as planned. The first phase of underground drilling to define the mineralization below the design limit of the open pit is underway and should be completed prior to year-end. The purpose of this program is to provide the necessary information for underground mine design and reserve definition.

Review of Mining Operations – Gold

During the second quarter of 2005, the Company's own underground gold operations produced 13,459 ounces of gold at a cash cost of $339 per ounce as compared with 38,648 ounces of gold at a cash cost of $171 per ounce in the same period of 2004. The El Valle plant processed 84,476 tonnes of the Company's own ore at an average gold grade of 5.2 g/t gold, plus 48,213 tonnes of Nalunaq ore, compared with 190,183 tonnes of the Company's own ore with an average grade of 6.6 g/t gold in the prior year period. Recoveries averaged 96.2% in the second quarter of 2005 compared to 95.3% a year earlier.

Operating Results

Three Months Ended June 30

	2005			2004		
	Rio Narcea's operations	Nalunaq ore	Total	Rio Narcea's operations	Nalunaq ore	Total
Tonnes of ore milled	**84,476**	48,213	**132,689**	190,183	-	190,183
Grade (g/t)	**5.2**	15.3	**8.8**	6.6	-	6.6
Recovery (%)	**95.7**	96.6	**96.2**	95.3	-	95.3
Gold production (oz)	**13,459**	22,840	**36,299**	38,648	-	38,648
Cash cost ($/oz)[a]	**339**	418	**389**	171	-	171

[a] Refer to Non-GAAP measures section

Six Months Ended June 30

	2005			2004		
	Rio Narcea's operations	Nalunaq ore	Total	Rio Narcea's operations	Nalunaq ore	Total
Tonnes of ore milled	**229,593**	48,213	**277,806**	331,745	26,274	358,019
Grade (g/t)	**5.4**	15.3	**7.1**	6.9	14.7	7.5
Recovery (%)	**93.2**	96.6	**94.5**	95.1	97.8	95.5
Gold production (oz)	**36,894**	22,840	**59,734**	70,336	12,149	82,485
Cash cost ($/oz)[a]	**405**	418	**410**	190	391	220

[a] Refer to Non-GAAP measures section

El Valle Mine

The Boinás zone within the El Valle underground operation produced 50,900 tonnes of ore grading 2.7 g/t gold and 0.9% copper during the quarter (82,000 tonnes at 2.7 g/t gold and 0.9% copper during the first six months), which was lower than the planned 60,200 tonnes at 3.5 g/t gold and 0.7% copper.

Carlés Mine

At the Carlés mine, 48,300 tonnes of underground ore grading 4.9 g/t gold and 0.8% copper were mined from the Carlés East deposit during the quarter (81,500 tonnes at 5.1 g/t gold and 0.8% copper during the first half), compared to a budget of 40,800 tonnes at 6.1 g/t gold and 0.7% copper.

Review of Development and Feasibility Stage Gold Projects

Tasiast Gold Project

The basic engineering study by SENET of South Africa for the Tasiast gold project in Mauritania, West Africa commenced in January 2005 and was completed as planned towards the end of the first quarter. The purpose of the study was to review and update parameters of the feasibility study completed in April 2004 by SNC Lavalin. Results of this study are currently being reviewed by the Company with SENET.

Subsequent to the end of the second quarter, an unopposed coup d'etat occurred in Mauritania with the former president President Maaoya Sid'Ahmed Ould Taya being replaced by the

¨Military Council for Justice and Democracy¨. This Council has undertaken to respect all engagements and international treaties. Company personnel in Mauritania report a smooth and non-violent transition in leadership. In discussions with the Director of Mines and Geology for Mauritania the Company was advised that there should be no change in its ability to pursue the development of the Tasiast Project, nor changes in its existing permits or licences.

Salave Gold Project

Subsequent to the end of the second quarter, a spokesperson for the Asturian government was quoted as saying that the government has declined the Company's Change in Land Use application. The Change in Land Use application is a critical step in obtaining all other necessary permits for project construction.

The Company has received no such notification of any decision by the Asturian government. When the Company receives formal notification of the Government's position, Rio Narcea will evaluate all of its options and consider its legal position under applicable Spanish law, including the legal right to compensation established, among other applicable laws, in the Spanish Constitution.

Feasibility study work is continuing. The final hole of the infill drilling program completed last quarter, indicated potential at depth. Exploration at Salave investigated the immediate vicinity of the Hole RN70 (grade thickness of 1,798 gxm/t), to extend the deep high grade mineralized zone identified in the last hole of the infill program at Salave. Hole RN72 was drilled from a location 15 meters to the northwest of RN 70. Below the anticipated shallower mineralization, the hole extended the high grade zone with an intercept of 12.3 g/t Au over 7.2 meters at a depth of 251.3 meters and encountered a deeper high grade zone at depth of 336.7 meters that averages 36.1 g/t Au over 3.9 meters. Together with the anticipated shallower mineralization, the hole had a total grade thickness of 603 gxm/t and represents the third best hole ever drilled by Rio Narcea at Salave.

Hole RN71 tested a gravity anomaly approximately 100 meters northwest of the Mirayos zone. Drilled to a total depth of 410.8 meters, RN71 encountered only minor mineralization but within an envelope of more than 200 meters of altered granites related to the Salave mineralized system. The amount of alteration and thickness of granite was much more than anticipated by a projection of nearby holes.

Ossa Morena Exploration

Exploration on the Ossa Morena properties focused on nickel sulfide and copper-gold targets with both detailed mapping and stream sediment geochemical surveys. A limited program of drilling completed 992 meters in six holes testing nickel sulfide targets in Portugal and a copper-gold target in Spain.

A deep hole evaluating a TEM geophysical anomaly in the Cabeco de Vide area in Portugal was completed at a depth of 808 meters. Although the hole did not cut mineralization interpreted as a conductor, a down hole EM survey shows a strong nearby anomaly at a depth of 650 meters which is at the position of a 1 by 2 kilometer target based on the surface EM data. The hole appears to have passed through a non-mineralized or pinched section in a shallow dipping, discontinuously mineralized horizon.

Exploration on the Alandroal permit in Portugal has been encouraging during the quarter. The emerging geological picture is one of both high grades and regional structural controls for mineralization that contains several of the ingredients necessary for a significant copper and gold district. The results of 200 stream sediment analyses that are now available out of 366 samples define at least 16 drainage anomalies with gold assays over 100 ppb. Within these, a total of 8 sediment samples returned values between 500 ppb and 1800 ppb gold. Mapping and sampling in the anomalous areas have encountered gossanous and silicified tuffs with grab samples assaying up to 11.7 g/t gold and 0.4% copper.

The initial drilling program to explore the Las Herrerias copper-gold target, located 100 kilometers northwest of Aguablanca, was completed with a total of 1,662 meters in 13 shallow holes distributed over a strike length of 1,650 meters. The program has defined a stratiform copper-gold system with an average true thickness, using 0.3% copper cut off, of approximately 12 meters. The mineralized zone has an average grade of 0.6% copper and 0.2 g/t gold. The best gold intercept, related to the stratiform type mineralization, was encountered below the copper-rich zone and assays 1.6 g/t gold over 4.3 meters. A high grade intersection in hole HER-6 which averages 5.5% copper and 0.3 g/t gold over 2.7 meters also contains 38% iron. The system is open along strike where mapping, geophysical surveys and soil geochemistry indicates a possible strike length of more than 5 kilometers. Future work on this project will include ground and borehole TEM in order to re-vector future drilling toward the definition of massive sulfides cut in Hole HER-6.

Rio Narcea Gold Belt - Joint Ventures.

Pursuant to the exploration joint venture agreement on the Rio Narcea Belt completed in the first quarter of 2005 with, Compania de Minas Buenaventura, S.A.A. ("BVN"), BVN has commenced preliminary work for the adit construction at Santa Marina.

Capital Resources and Liquidity

The Company ended the quarter with $63,320,900 of cash and cash equivalents and $46,284,800 of working capital. There has been an increase in cash and cash equivalents of $1,326,800 during the second quarter of 2005, and a reduction of $18,567,900 when compared to December 31, 2004. The reduction in cash and cash equivalents during the first six months of 2005 is largely due to the cash used in operating activities and the negative translation effect of the U.S. dollar / Euro exchange rate on the cash and cash equivalent held in Euros.

Cash flow from operating activities amounted to $1,234,100 in the second quarter of 2005 compared to $2,702,200 in the same period of 2004. Operating cash flow related to Gold operations, including exploration expenses primarily related to the Salave project, was negative $2,584,600 during the second quarter, while operating cash flow related to Nickel operations was positive $5,436,100 as a result of the first two sales of Aguablanca nickel concentrate. Corporate activities consumed $1,617,400 during the second quarter. Operating cash flow from Gold operations (including Nalunaq) decreased primarily due to the higher costs in relation to underground operations.

Operating cash flow was negative $9,840,800 for the first six months of 2005, compared to positive $7,622,300 in the same period of 2004. Gold operations and corporate activities consumed $5,485,200 and $2,250,400, respectively. Although Nickel operations produced positive operating cash flow in the second quarter of 2005, because no sales of concentrate occurred during the first quarter of 2005 even though the Aguablanca project was in operation during this period, Nickel operating cash flow for the first half of 2005 was negative.

During the second quarter, investing activities provided $3,940,400 of cash compared to negative $13,205,300 in the second quarter of 2004. The positive cash flow from investing activities during the second quarter of 2005 is due to the collection, in April, of a first tranche of the Aguablanca grant, amounting to $7,266,900. Capital expenditures totalled $3,441,400 in the second quarter and $10,479,200 year-to-date. The following table sets forth the Company's capital expenditures on mineral properties:

($ Million)	Three months ended June 30 2005	2004	Six months ended June 30 2005	2004
El Valle and Carlés	1.4	1.7	3.5	3.9
Aguablanca	1.3	11.8	4.6	24.9
Acquisition of Salave	-	-	-	5.0
Tasiast	0.7	-	1.4	-
Other	-	-	1.0	-
Total	**3.4**	13.5	**10.5**	33.8

Income Statement

Rio Narcea reported a net loss of $6,206,600 ($0.04 per share) for the second quarter of 2005 compared to a net loss of $288,400 ($0.00 per share) during the same period last year. This net loss included a foreign currency exchange loss of $5,569,900 due to the effect of the stronger U.S. Dollar / Euro exchange rate during the quarter and a derivatives loss of $2,329,700 mainly due to the higher copper prices that resulted in a lower fair value of the forward contracts required for project debt. Revenues from sales in the second quarter totalled $36,217,100 compared to $13,899,800 in the corresponding 2004 period. Production from own operations in the second quarter totalled 13,459 ounces of gold and 2.6 million pounds of nickel compared to 38,648 ounces of gold in the same period of 2004.

The Company reported a net loss of $22,334,400 ($0.14 per share) for the first six months of 2005 compared to a net loss of $6,700,200 ($0.06 per share) for the corresponding period in 2004. The increase in net loss was largely due to the losses on non-hedge derivative instruments of $7,644,700 and the negative effect of the U.S. dollar / Euro exchange rate of $9,994,100 for the six months period ended June 30, 2005. Revenues for the six months ended June 30, 2005, amounted to $45,137,000 compared to $32,737,800 for the same period last year.

Cost of sales of gold from the Company's own operations amounted to $6,033,500, while gold sales were $7,628,800, compared to the cost of gold sales of $11,784,700 for sales of $13,899,800 in the same period of 2004. Cost of sales related to the Nalunaq agreement amounted to $5,882,700, providing a net margin of $302,100 in the quarter ended June 30, 2005. Cost of nickel sales was $15,631,700 in the second quarter of 2005, corresponding to sales of $22,403,500 (2004 – nil). In addition, depreciation and amortization, exploration, administrative and corporate and other expenses amounted to $6,032,000 in the second quarter of 2005, compared to $6,489,000 in the same period of 2004.

Cost of sales of gold from the Company's own operations during the six months ended June 30, 2005 amounted to $15,510,300 for sales of $16,548,700, compared to a cost of gold sales of $22,424,400 for sales of $27,693,000 in the same period of 2004. The increase of the cost of gold sales in relation to the gold sales is due to the increased underground costs at the Company's own operations. The Nalunaq agreement provided a gross margin of $302,100 during the first half of 2005, compared to $295,300 in the same period of 2004. Cost of nickel sales was $15,631,700 in the period, corresponding to sales of $22,403,500 (2004 – nil). In addition, depreciation and amortization, exploration, administrative and corporate and other expenses amounted to $10,900,900 in the first half of 2005, compared to $11,703,300 in the same period of 2004.

Exploration expenses totalled $1,635,200 in the second quarter of 2005, of which $814,400 was incurred in gold projects (including Salave with expenses of $776,800) and $792,900 in the Ossa Morena region; other exploration activities amounted to $27,900. Exploration expenses amounted to $1,661,300 during the same period in 2004.

Exploration expenses for the first six months of 2005 amounted to $3,595,200, of which $1,962,300 and $1,577,100 were incurred in gold and nickel projects, respectively. Other exploration activities amounted to $55,800. Exploration incurred in gold projects included $1,840,800 related to the Salave project.

Financial revenues and expenses was negative $9,068,100 due to the effect of the exchange rate losses and mark-to-market of derivative financial instruments, as compared to a positive $4,134,200 for the corresponding period in 2004.

The impact of a stronger U.S. dollar during the second quarter of 2005 resulted in losses of $5,569,900 on foreign currency exchange as the majority of the Company's loans are denominated in U.S. dollars and cash and cash equivalents are held in Euros. In the second quarter of 2004, the Company had incurred foreign currency exchange losses of $194,900.

As a result of adopting the amendments to CICA's Accounting Guideline AcG-13 ("Hedging Relationships") on January 1, 2004, the Company marks-to-market its derivative financial instruments. The change in the mark-to-market (fair value) of all derivative instruments during the three months ended June 30, 2005 was negative $2,329,700, primarily due to the increase in gold and copper prices during the quarter, which affects negatively the fair value of the derivatives.

Operating earnings (loss) for the Gold, Nickel and Corporate segments identified by the Company (refer to note 9 of the unaudited interim consolidated financial statements) for the second quarter of 2005 amounted to $0.4 million, $3.8 million and ($1.6) million, respectively, compared to ($2.2) million, ($0.9) million and ($1.2) million, respectively, in the same period of 2004. Operating earnings in the Nickel segment are considerably higher due to the start of production and the commencement of sales at the Aguablanca project during the second quarter of 2005. Net income (loss) amounted to ($0.5) million, ($1.2) million and ($4.5) million for the Gold, Nickel and Corporate segments, respectively, in the second half of 2005 [($1.6) million, $2.6 million and ($1.3) million in the same period of 2004)]. Net income for the Nickel segment in the second quarter of 2004 is due to the change in the fair value of the derivatives related to this segment.

Balance Sheet

Total assets decreased to $254,881,700 at June 30, 2005 from $281,909,600 at year-end 2004. The book value of mineral properties, net of depreciation, increased to $146,660,100 as at June 30, 2005 from $144,311,700 at year-end 2004, primarily as a result of the capital expenditures incurred in respect of the Aguablanca nickel project, net of government grants for the Aguablanca project, and the investments at El Valle and Carlés tailings dam. Long-term debt was $22,767,000 as at June 30, 2005, compared to $31,109,000 at the end of 2004.

Shareholders' equity decreased to $160,873,100 at the end of the second quarter from $191,319,800 at year-end 2004. The decrease is mainly due to the net loss for the first half of 2005 and the reduction in the cumulative foreign exchange translation adjustment as a result of the stronger U.S. dollar versus the Euro.

Non-GAAP Measures

Cash cost per unit of production data is included because the Company understands that certain investors use this information to determine the Company's ability to generate cash flow for use in investing and other activities. The Company believes that conventional measures of performance prepared in accordance with generally accepted accounting principles ("GAAP") do not fully illustrate the ability of the operating mines to generate cash flow. This data is furnished to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. These measures are not necessarily indicative of operating profit or cash flow from operations as determined under GAAP.

A reconciliation of cash cost per ounce of gold produced for the Company's own gold operations to the unaudited interim consolidated financial statements prepared in accordance with Canadian GAAP is as follows:

	Three Months Ended June 30				Six Months Ended June 30			
	2005		2004		2005		2004	
	$000	$/oz	$000	$/oz	$000	$/oz	$000	$/oz
Cost of gold sales [b]	6,034	448	11,785	305	15,510	420	22,424	318
Variation in inventories of final products [b]	(1,242)	(92)	-	-	(416)	(11)	-	-
Adjustments:								
Reclamation costs	(188)	(14)	(73)	(2)	(73)	(2)	(231)	(3)
Stripping	-	-	(4,973)	(129)	-	-	(8,572)	(122)
Employee stock options expensed	(39)	(3)	(117)	(3)	(65)	(2)	(235)	(3)
Cash cost [a]	4,565	339	6,622	171	14,956	405	13,386	190
Production of gold (oz)	13,459		38,648		36,894		70,336	

[a] Cash cost per ounce data is calculated in accordance with the Production Cost Standard of the former Gold Institute. Adoption of the Standard is voluntary and the data presented may not be comparable to other similarly titled data presented by other companies.

[b] Refer to note 11 of the of the unaudited interim consolidated financial statements

A reconciliation of cash cost per ounce of gold produced under the agreement with Nalunaq to the unaudited interim consolidated financial statements prepared in accordance with Canadian GAAP is as follows:

	Three Months Ended June 30				Six Months Ended June 30			
	2005		2004		**2005**		2004	
	$000	**$/oz**	$000	$/oz	**$000**	**$/oz**	$000	$/oz
Cost of gold sales [b]	**5,883**	**258**	-	-	**5,883**	**258**	4,750	391
Variation in inventories of final products [b]	**3,655**	**160**	-	-	**3,655**	**160**	-	-
Cash cost [a]	**9,538**	**418**	-	-	**9,538**	**418**	4,750	391
Production of gold (oz)	**22,840**		-		**22,840**		12,149	

[a]　Cash cost per ounce data is calculated in accordance with the Production Cost Standard of the former Gold Institute. Adoption of the Standard is voluntary and the data presented may not be comparable to other similarly titled data presented by other companies.

[b]　Refer to note 11 of the of the unaudited interim consolidated financial statements

A reconciliation of cash cost per pound of nickel sold for the Company's nickel operations to the unaudited interim consolidated financial statements prepared in accordance with Canadian GAAP is as follows:

	Three Months Ended June 30, 2005		Six Months Ended June 30, 2005	
	$000	**$/lb**	**$000**	**$/lb**
Cost of sales [b]	**15,632**	**4.06**	**15,632**	**4.06**
Adjustments:				
Reclamation costs	**(26)**	**(0.00)**	**(48)**	**(0.01)**
Employee stock options expensed	**(39)**	**(0.01)**	**(65)**	**(0.02)**
Cash cost of nickel sold [a]	**15,567**	**4.05**	**15,519**	**4.03**
Production of nickel (000 lb)	**2,563**		**4,124**	
Sales of nickel (000 lb)	**3,848**		**3,848**	

[a]　Cash cost per pound data is calculated in accordance with the Production Cost Standard of the former Gold Institute. Adoption of the Standard is voluntary and the data presented may not be comparable to other similarly titled data presented by other companies.

[b]　Refer to note 11 of the unaudited interim consolidated financial statements.

Outstanding Shares

Common shares issued and outstanding as at August 9, 2005 are as follows:

	Shares #	Amount $
Balance, June 30, 2005	157,925,524	234,840,200
Issuances of cash		
Exercise of employee stock options	**57,334**	**29,300**
Non-cash issuances		
Exercise of employee stock options	**-**	**16,700**
Balance, August 9, 2005	**157,982,858**	**234,886,200**

There were no changes in the number of stock options and warrants outstanding from June 30 to August 9, 2005, except for the exercise of employee stock options shown in the table above.

Outlook

Rio Narcea anticipates gold production from own operations for 2005 of approximately 70,000 ounces of gold at a cash cost of $385 per ounce.

At the Aguablanca nickel mine, the focus will be on improving throughput, recoveries and concentrate grades. In July, nickel recoveries averaged 78%, which is close to design, and the focus will be to improve from this level. Copper recoveries continue to be within design parameters.

Forward-looking Statements

This report contains "forward-looking statements" within the meaning of the United States securities laws. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events, capital expenditure, exploration efforts, financial needs, and other information that is not historical information. The forward-looking statements contained herein are based on Rio Narcea's current expectations and various assumptions as of the date such statements are made. Rio Narcea cannot give assurance that such statements will prove to be correct. These forward-looking statements include statements regarding: Rio Narcea's operating plans and expectations for the El Valle and Carlés mines, the Aguablanca project and surrounding properties; the Salave and Tasiast gold projects; expectations relating to future gold and base metal production; anticipated cash and other operating costs and expenses; schedules for completion of feasibility studies, mine development programs and other key elements of Rio Narcea's business plan; potential increases or decreases in reserves and production; the timing and scope of future drilling and other exploration activities; expectations regarding receipt of permits and other legal and governmental approvals required to implement Rio Narcea's business plan.

Factors that could cause Rio Narcea's actual results to differ materially from these statements include, but are not limited to, changes in gold prices, the timing and amount of estimated future production, unanticipated grade changes, unanticipated recovery problems, mining and milling costs, determination of reserves, costs and timing of the development of new deposits, metallurgy, processing, access, transportation of supplies, water availability, results of current and future exploration activities, results of pending and future feasibility studies, changes in project parameters as plans continue to be refined, political, economic and operational risks of foreign operations, joint venture relationships, availability of materials and equipment, the timing of receipt of governmental approvals, capitalization and commercial viability, the failure of plant, equipment or processes to operate in accordance with specifications or expectations, accidents, labor disputes, delays in start-up dates, environmental costs and risks, local and community impacts and issues, and general domestic and international economic and political conditions.

Rio Narcea undertakes no obligation to publicly update these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Rio Narcea Gold Mines, Ltd.

CONSOLIDATED BALANCE SHEETS

(unaudited)

(stated in U.S. dollars)	June 30, 2005 $	December 31, 2004 $
ASSETS		
Current		
Cash and cash equivalents	**63,320,900**	81,888,800
Restricted cash	**1,335,100**	1,637,900
Inventories	**10,084,600**	7,314,600
Stockpiled ore	**5,550,400**	8,871,500
Accounts receivable		
Government grants	**3,186,100**	11,288,400
VAT and other taxes	**13,669,300**	8,964,900
Trade receivables	**1,360,800**	1,478,700
Other current assets *(note 4)*	**1,424,600**	3,296,100
Current portion of deferred derivative loss *(note 10)*	**1,953,100**	1,984,100
Total current assets	**101,884,900**	126,725,000
Mineral properties, net *(note 3)*	**146,660,100**	144,311,700
Other assets *(note 4)*	**4,697,300**	8,533,700
Deferred derivative loss *(note 10)*	**1,639,400**	2,339,200
	254,881,700	281,909,600
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current		
Short-term bank indebtedness and accrued interest *(note 5)*	**6,219,600**	4,944,400
Accounts payable and accrued liabilities	**35,210,100**	31,128,800
Current portion of long-term debt *(note 5)*	**14,170,400**	8,077,100
Total current liabilities	**55,600,100**	44,150,300
Other long-term liabilities *(note 6)*	**10,450,300**	9,895,000
Long-term debt *(note 5)*	**22,767,000**	31,109,000
Future income tax liabilities	**4,804,300**	4,804,300
Total liabilities	**93,621,700**	89,958,600
Non-controlling interest	**386,900**	631,200
Shareholders' equity		
Common shares *(note 7)*	**234,840,200**	233,449,100
Contributed surplus *(note 7)*	**2,721,800**	1,985,600
Employee stock options *(note 8)*	**7,763,300**	7,994,600
Non-employee stock options and warrants *(note 7)*	**10,386,700**	11,080,300
Defiance warrants *(note 7)*	**2,437,200**	2,437,200
Common share purchase options *(note 7)*	**3,626,000**	3,628,500
Deficit	**(102,879,600)**	(80,545,200)
Cumulative foreign exchange translation adjustment	**1,977,500**	11,289,700
Total shareholders' equity	**160,873,100**	191,319,800
	254,881,700	281,909,600

The accompanying notes are an integral part of these consolidated financial statements.

On behalf of the Board:

Rupert Pennant-Rea   Chris I. von Christierson

Rio Narcea Gold Mines, Ltd.

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

(unaudited)

	Three months ended June 30,		Six months ended June 30,	
	2005	2004	**2005**	2004
(stated in U.S. dollars)	**$**	$	**$**	$
OPERATING REVENUES				
Gold sales	**7,628,800**	13,899,800	**16,548,700**	27,693,000
Gold sales – Nalunaq ore	**6,184,800**	—	**6,184,800**	5,044,800
Nickel sales	**22,403,500**	—	**22,403,500**	—
	36,217,100	13,899,800	**45,137,000**	32,737,800
OPERATING EXPENSES				
Cost of gold sales *(note 11)*	**(6,033,500)**	(11,784,700)	**(15,510,300)**	(22,424,400)
Cost of gold sales – Nalunaq ore *(note 11)*	**(5,882,700)**	—	**(5,882,700)**	(4,749,500)
Cost of nickel sales *(note 11)*	**(15,631,700)**	—	**(15,631,700)**	—
Depreciation and amortization expenses	**(1,726,800)**	(3,141,100)	**(2,862,500)**	(5,731,900)
Exploration costs	**(1,635,200)**	(1,661,300)	**(3,595,200)**	(3,014,500)
Administrative and corporate expenses	**(2,389,800)**	(1,658,600)	**(4,565,100)**	(2,821,900)
Other income (expenses)	**(280,200)**	(28,000)	**121,900**	(135,000)
	(33,579,900)	(18,273,700)	**(47,925,600)**	(38,877,200)
Operating income (loss)	**2,637,200**	(4,373,900)	**(2,788,600)**	(6,139,400)
FINANCIAL REVENUES AND EXPENSES				
Interest income	**267,800**	153,300	**589,700**	384,900
Foreign currency exchange loss	**(5,569,900)**	(194,900)	**(9,994,100)**	(1,137,900)
Interest expense and amortization of financing fees	**(1,436,300)**	(504,200)	**(2,701,000)**	(965,400)
Derivatives income (loss) *(note 10)*	**(2,329,700)**	4,680,000	**(7,664,700)**	1,157,600
	(9,068,100)	4,134,200	**(19,770,100)**	(560,800)
Loss before income tax	**(6,430,900)**	(239,700)	**(22,558,700)**	(6,700,200)
Provision for income tax	**—**	—	**—**	—
Net loss before non-controlling interest	**(6,430,900)**	(239,700)	**(22,558,700)**	(6,700,200)
Non-controlling interest	**224,300**	(48,700)	**224,300**	—
Net loss	**(6,206,600)**	(288,400)	**(22,334,400)**	(6,700,200)
Deficit, beginning of period	**(96,673,000)**	(42,512,100)	**(80,545,200)**	(36,100,300)
Deficit, end of period	**(102,879,600)**	(42,800,500)	**(102,879,600)**	(42,800,500)
Net income (loss) per share – basic	**(0.04)**	(0.00)	**(0.14)**	(0.06)
Net income (loss) per share – diluted	**(0.04)**	(0.00)	**(0.14)**	(0.06)
Weighted average common shares outstanding – basic *(note 7)*	**157,914,755**	113,477,941	**157,687,535**	113,380,105
Weighted average common shares outstanding – diluted *(note 7)*	**157,914,755**	113,477,941	**157,687,535**	113,380,105

The accompanying notes are an integral part of these consolidated financial statements.

Rio Narcea Gold Mines, Ltd.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited)

	Three months ended June 30,		Six months ended June 30,	
	2005	**2004**	**2005**	**2004**
(stated in U.S. dollars)	**$**	**$**	**$**	**$**
OPERATING ACTIVITIES				
Net loss	**(6,206,600)**	(288,400)	**(22,334,400)**	(6,700,200)
Add (deduct) items not requiring cash				
Depreciation and amortization	**1,726,800**	3,141,100	**2,862,500**	5,731,900
Amortization of deferred financing fees	**431,400**	511,100	**881,000**	654,500
Reclamation liability accrual and other long-term liabilities	**56,600**	73,100	**115,600**	231,400
Foreign exchange	**3,008,300**	(11,300)	**8,259,400**	1,567,600
Accretion of interest on long-term debt	**170,200**	157,900	**340,500**	204,700
Non-cash derivatives (income) loss *(note 10)*	**1,424,500**	(4,410,700)	**6,242,500**	(619,100)
Shared-based compensation	**299,500**	526,200	**533,000**	1,052,400
Amortization of deferred stripping costs	**—**	5,556,800	**—**	9,960,400
Non-controlling interest	**(253,300)**	48,700	**(253,300)**	—
Deferred stripping expenditures	**—**	(584,000)	**—**	(1,388,600)
Restoration expenditures	**(358,000)**	—	**(510,900)**	—
Changes in components of working capital				
Inventories	**2,010,000**	(1,921,000)	**(3,806,900)**	(2,494,200)
Stockpiled ore	**6,496,900**	(1,188,000)	**610,600**	(1,168,200)
VAT and other taxes	**(2,240,800)**	1,069,900	**(6,047,900)**	(187,500)
Trade receivables	**1,188,800**	(678,300)	**(49,300)**	1,085,600
Other current assets	**(284,100)**	(163,800)	**573,000**	(972,800)
Accounts payable and accrued liabilities	**(6,236,100)**	862,900	**2,743,800**	664,400
Cash provided by (used in) operating activities	**1,234,100**	2,702,200	**(9,840,800)**	7,622,300
INVESTING ACTIVITIES				
Expenditures on mineral properties	**(3,441,400)**	(13,516,100)	**(10,479,200)**	(28,760,000)
Acquisition of Salave deposit	**—**	—	**—**	(5,000,000)
Grants received	**7,266,900**	31,400	**7,266,900**	65,800
Restricted cash	**(109,100)**	114,400	**126,400**	(6,106,500)
Long-term deposits and restricted investments	**224,000**	165,000	**527,000**	(368,300)
Cash provided by (used in) investing activities	**3,940,400**	(13,205,300)	**(2,558,900)**	(40,169,000)
FINANCING ACTIVITIES				
Proceeds from issue of common shares	**22,400**	8,600	**666,900**	699,800
Proceeds from bank loans and other long-term liabilities	**676,000**	1,809,900	**2,582,000**	40,031,900
Financing fees on bank loans	**(17,300)**	(197,800)	**(47,400)**	(1,183,100)
Repayment of bank loans	**(2,049,200)**	(2,073,000)	**(2,275,900)**	(6,015,100)
Cash provided by (used in) financing activities	**(1,368,100)**	(452,300)	**925,600**	33,533,500
Foreign exchange loss on cash held in foreign currency	**(2,479,600)**	(458,300)	**(7,093,800)**	(399,100)
Net increase (decrease) in cash during the period	**1,326,800**	(11,413,700)	**(18,567,900)**	587,700
Cash and cash equivalents, beginning of period	**61,994,100**	44,863,000	**81,888,800**	32,861,600
Cash and cash equivalents, end of period	**63,320,900**	33,449,300	**63,320,900**	33,449,300
Supplemental cash flow information				
Interest paid in cash	**579,600**	220,300	**919,200**	440,000
Income taxes paid in cash	**—**	—	**—**	—

The accompanying notes are an integral part of these consolidated financial statements.

Rio Narcea Gold Mines, Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(stated in U.S. dollars)
(unaudited)

Three and six months ended June 30, 2005 and 2004

1. NATURE OF OPERATIONS

Organization and business

Rio Narcea Gold Mines, Ltd. (the "Company") is engaged in the exploration and development of mineral properties in Spain, Portugal and Mauritania through its subsidiaries, the most significant of which are as follows:

	Year of incorporation / acquisition	Participation
Río Narcea Gold Mines, S.A. ("RNGM, S.A.")	1994	100%
Naraval Gold, S.L. ("Naraval")	1999	100%
Río Narcea Recursos, S.A. ("RNR, S.A.")	2001	100%
Exploraciones Mineras del Cantábrico, S.L. ("EMC")	2003	95.0%
Río Narcea Nickel, S.A. ("RNN, S.A.")	2003	100%
Geomaque de Honduras, S.A. de C.V.	2004	100%
Tasiast Mauritanie Ltd.	2004	100%
Tasiast Mauritanie Ltd. S.A.	2004	100%

The Company was incorporated under the Canada Business Corporations Act on February 22, 1994, as a numbered company and began operations on July 8, 1994, with the acquisition of RNGM, S.A.

Investment in mineral properties

The Company started construction of and development of the El Valle gold mine in the first quarter of 1997 with commissioning of the plant in February 1998. In late 2000, the Company commenced production at the Carlés open pit gold mine. In July 2002, the Company received a positive bankable feasibility for the open pit portion of its Aguablanca nickel deposit and started construction of the plant in late October 2003. Construction of the Aguablanca mine and plant was completed in the fall of 2004; commissioning commenced in mid-December 2004 and is continuing. On March 9, 2004, the Company completed the acquisition of the Salave gold deposit. A technical resource report compliant with National Instrument 43-101 was filed on November 8, 2004, and the Company is now continuing the preparation of bankable feasibility study. On September 3, 2004, the Company completed the acquisition of Defiance Mining Corporation, whose main asset is the Tasiast gold project in Mauritania, which is permitted and had received a bankable feasibility study in April 2004.

The return on investments made by the Company will depend on its ability to find and develop mineral reserves and on the success of its future operations including the following: quantity of metals produced, metal prices, operating costs, environmental costs, interest rates and discretionary expenditure levels including exploration, resource development and general and administrative costs. Since the Company operates internationally, exposure also arises from fluctuations in currency exchange rates, specifically the U.S. dollar/Euro, political risk and varying levels of taxation. While the Company seeks to manage these risks, many of these factors are beyond its control. The economic assessment of the mineral reserves by independent experts takes into account only the proven and probable reserves at El Valle and Carlés gold mines, Tasiast gold project and Aguablanca nickel project.

Rio Narcea Gold Mines, Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(stated in U.S. dollars)
(unaudited)

Three and six months ended June 30, 2005 and 2004

2. BASIS OF PRESENTATION AND CHANGE IN ACCOUNTING POLICIES

These unaudited interim consolidated financial statements have been prepared in accordance with the accounting policies outlined in the Company's audited consolidated financial statements for the year ended December 31, 2004, except for the following:

On January 1, 2005, the Company adopted the CICA Accounting Guideline 15 ("AcG-15"). "Consolidation of Variable Interest Entities". AcG-15 requires that a company holding other than a voting interest in a variable interest entity ("VIE") could, subject to certain conditions, be required to consolidate the VIE if it is considered its primary beneficiary whereby it would absorb the majority of the VIE's expected losses and/or receive the majority of its expected residual returns. The adoption of the guideline had no impact on the Company's unaudited interim consolidated financial statements.

The unaudited interim consolidated financial statements and related notes have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") for the preparation of interim financial statements. Accordingly, they should be read in conjunction with the Company's audited consolidated financial statements for the year ended December 31, 2004.

Certain amounts in the comparative unaudited interim consolidated financial statements have been reclassified from statements previously presented to conform to the presentation of the current year unaudited interim consolidated financial statements.

3. MINERAL PROPERTIES

As at June 30, 2005, Mineral properties consisted of the following:

	December 31, 2004 $	Additions/ (amortization) $	Translation adjustment due to currency exchange $	June 30, 2005 $
Mining properties and development-				
Mining rights	73,325,400	(13,500)	(2,855,000)	70,456,900
Development	52,721,100	1,272,200	(5,905,400)	48,087,900
Other [(a)]	2,173,000	2,801,300	(410,400)	4,563,900
Total mining properties and development	128,219,500	4,060,000	(9,170,800)	123,108,700
Land, buildings and equipment	265,938,900	10,473,700	(30,321,800)	246,090,800
Grants, net of amortization	(11,733,500)	327,400	1,297,700	(10,108,400)
Accumulated depreciation and amortization	(238,113,200)	(3,094,600)	28,776,800	(212,431,000)
Total	144,311,700	11,766,500	(9,418,100)	146,660,100

[(a)] "Other" comprises patents, licenses, software and rights in leased assets.

Rio Narcea Gold Mines, Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(stated in U.S. dollars)
(unaudited)

Three and six months ended June 30, 2005 and 2004

The additions to Land, buildings and equipment correspond primarily to the construction of the Aguablanca project and the investments in the El Valle and Carlés tailings dam.

4. OTHER ASSETS AND OTHER CURRENT ASSETS

Other current assets are comprised of the following:

	June 30, 2005 $	December 31, 2004 $
Derivative financial instruments (note 10)	671,000	1,872,000
Payments on account to suppliers	248,400	352,200
Prepaid expenses	252,300	81,000
Receivable from the Ministry of the Economy	—	862,400
Other	252,900	128,500
	1,424,600	3,296,100

Other assets are comprised of the following:

	June 30, 2005 $	December 31, 2004 $
Derivative financial instruments (note 10)	1,312,400	3,286,600
Long-term deposits and restricted investments	540,500	1,067,400
Deferred financing fees	2,262,600	3,351,400
Prepaid expenses	581,800	734,100
Other	—	94,200
	4,697,300	8,533,700

Rio Narcea Gold Mines, Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(stated in U.S. dollars)
(unaudited)

Three and six months ended June 30, 2005 and 2004

5. LOAN AGREEMENTS

Loan agreements schedule at June 30, 2005 is as follows:

	Currency	Final Maturity	US$ Outstanding	
			Short-term $	Long-term $
Deutsche Bank	US$	October 31, 2006	1,705,600	1,624,600
Investec and Macquarie	US$	August 21, 2008	12,000,000	13,928,300
Industrial and Technological Development Centre	Euros	March 31, 2007	338,100	294,500
Ministry of Industry, Commerce and Tourism	Euros	October 31, 2011	20,800	124,500
Ministry of the Economy	Euros	January 1, 2012	—	276,500
Ministry of Industry, Commerce and Tourism	Euros	December 15, 2017	—	6,046,000
Barclays Bank [a]	Euros	August 31, 2005	5,686,800	—
Official Credit Institute	Euros	May 15, 2011	10,700	54,900
Barclays Bank	Euros	May 5, 2015	29,900	283,100
BNP Paribas	Euros	June 5, 2008	65,300	134,600
Accrued interest payable	US$ / Euros		532,800	—
			20,390,000	22,767,000

[a] This loan matures upon the collection of VAT related to the construction of the Aguablanca project and has a limit of credit of €5.0 million (approximately $6.0 million).

All the financing granted by Deutsche Bank is secured by the assets and shares of RNGM, S.A. (gold assets), and specifically by mortgages on the El Valle and Carlés mineral properties. In addition, all the financing granted by Investec and Macquarie is secured by the assets and shares of RNR, Ltd. and RNR, S.A., and specifically by mortgages on the Aguablanca mineral properties.

In June 2005, the Company prepaid $2 million to Investec and Macquarie that were originally due in September 2005.

Interest expenses accrued on indebtedness initially incurred for a term of more than one year amounted to $800,300 and $1,393,500 for the three and six months periods ended June 30, 2005 ($255,000 and $327,900, respectively, in the corresponding periods in 2004).

Rio Narcea Gold Mines, Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(stated in U.S. dollars)
(unaudited)

Three and six months ended June 30, 2005 and 2004

6.   OTHER LONG-TERM LIABILITIES

Other long-term liabilities consist of:

	June 30, 2005 $	December 31, 2004 $
Provision for site restoration	4,570,400	5,417,000
Ministry of the Economy	2,126,200	2,395,100
Derivative financial instruments (note 10)	3,753,700	2,082,900
	10,450,300	9,895,000

Provision for site restoration

The details of the provision for site restoration as at June 30, 2005 are as follows:

	December 31, 2004 $	Obligations settled $	Accretion $	Translation adjustment due to currency exchange $	June 30, 2005 $
Project					
El Valle	2,238,600	—	66,600	(255,200)	2,050,000
Carlés	227,300	—	6,800	(26,000)	208,100
Aguablanca	1,423,500	—	42,200	(162,100)	1,303,600
Honduras	1,527,600	(510,900)	—	(8,000)	1,008,700
	5,417,000	(510,900)	115,600	(451,300)	4,570,400

There were no obligations incurred in respect of the Tasiast project in Mauritania as at June 30, 2005.

The details and assumptions used as at June 30, 2005 for the calculation of the provisions are as follows:

	El Valle	Carlés	Aguablanca	Honduras
Cash flows to settle the obligations (undiscounted)	2,462,300	249,900	2,884,500	1,008,700
Timing for settling the obligations	2008	2008	2018	2005
Credit-adjusted risk-free interest rate	6.3%	6.3%	6.3%	4.3%

Future changes, if any, in regulations and cost estimates, which may be significant, will be recognized when known.

Rio Narcea Gold Mines, Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(stated in U.S. dollars)
(unaudited)

Three and six months ended June 30, 2005 and 2004

7. SHARE CAPITAL

Common shares

The authorized capital stock of the Company is comprised of an unlimited number of common shares. Common shares of the Company are listed on the Toronto Stock Exchange ("TSX") under the symbol RNG and on the American Stock Exchange ("AMEX") (secondary listing) under the symbol RNO.

Details of issued and outstanding shares are as follows:

	Shares #	Amount $
Balance, December 31, 2004	156,874,773	233,449,100
Issuances of cash		
Exercise of employee stock options	47,500	40,300
Exercise of non-employee stock options and warrants and common share purchase options	1,003,251	626,600
Non-cash issuances		
Exercise of employee stock options (note 8)	—	28,100
Exercise of non-employee stock options and warrants and common share purchase options	—	696,100
Balance, June 30, 2005	**157,925,524**	**234,840,200**

Contributed surplus

Details of contributed surplus are as follows:

	Amount $
Balance, December 31, 2004	1,985,600
Employee stock options expired (note 8)	**736,200**
Balance, June 30, 2005	**2,721,800**

Non-Employee stock options and warrants

The following is a continuity schedule of non-employee stock options and warrants outstanding:

	Number of options and warrants #	Amount $	Weighted average exercise price CDN$
Balance, December 31, 2004	23,075,000	11,080,300	4.82
Options and warrants exercised	(1,000,000)	(693,600)	0.77
Balance, June 30, 2005	**22,075,000**	**10,386,700**	**5.00**

Rio Narcea Gold Mines, Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(stated in U.S. dollars)
(unaudited)

Three and six months ended June 30, 2005 and 2004

Non-employee stock options and warrants outstanding as at June 30, 2005 are summarized as follows:

Number of options and warrants outstanding	Number of options and warrants vested	Exercise price CDN$	Weighted average remaining life Years	Accounted Fair Value US$
22,075,000	22,075,000	5.00	3.1	10,386,700
22,075,000	**22,075,000**	**5.00**	**3.1**	**10,386,700**

Funds that would be received by the Company if all the non-employee stock options and warrants outstanding as at June 30, 2005 were exercised, would amount to CDN$110.4 million (approximately $89.6 million).

Shares issuable upon exercise of Defiance warrants

There have been no variations in the Defiance warrants during the six months period ended June 30, 2005. Defiance warrants outstanding as at June 30, 2005 are summarized as follows (the number of warrants is divided by 5.25 and exercise price is multiplied for 5.25):

Number of warrants outstanding	Number of warrants vested	Exercise price CDN$	Weighted average remaining life Years	Accounted fair value US$
310,930	310,930	2.73	0.9	214,200
121,905	121,905	2.78	0.1	64,600
2,209,622	2,209,622	3.78	0.9	1,017,300
95,238	95,238	3.99	0.5	34,200
3,884,245	3,884,245	4.20	0.3	1,106,900
6,621,940	**6,621,940**	**3.96**	**0.5**	**2,437,200**

Funds that would be received by the Company if all the Defiance warrants outstanding as at June 30, 2005 were exercised, would amount to CDN$26.2 million (approximately $21.3 million).

Rio Narcea Gold Mines, Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(stated in U.S. dollars)
(unaudited)

Three and six months ended June 30, 2005 and 2004

Common share purchase options related to debt

The following is a continuity schedule of common share purchase options related to debt outstanding:

	Number of options	Amount $	Weighted average exercise price CDN$ [a]
Balance, December 31, 2004	6,996,502	3,628,500	1.46
Common share purchase options exercised	**(3,251)**	**(2,500)**	**1.46**
Balance, June 30, 2005	**6,993,251**	**3,626,000**	**1.46**

[a] Exercise prices are denominated in US$ and are converted to CDN$ by applying the exchange rate prevailing on each period-end.

Common share purchase options related to debt outstanding as at June 30, 2005 are summarized as follows:

Number of options outstanding	Number of options vested	Exercise price CDN$ [a]	Weighted average remaining life Years	Accounted fair value US$
3,500,000	3,500,000	1.21	0.7	972,900
3,493,251	3,493,251	1.72	3.0	2,653,100
6,993,251	**6,993,251**	**1.46**	**1.9**	**3,626,000**

[a] Exercise price is originally denominated in US$ and converted to CDN$ by applying the exchange rate prevailing on June 30, 2005.

Funds that would be received by the Company if all the common share purchase options related to debt outstanding as at June 30, 2005 were exercised, would amount to CDN$10.2 million (approximately $8.3 million).

Maximum number of shares

The following table presents the maximum number of shares that would be outstanding if all of the outstanding options and warrants issued and outstanding as at June 30, 2005 were exercised or converted:

	Number of shares
Common shares outstanding at June 30, 2005	157,925,524
Options to purchase common shares	
Non-employee stock options and warrants	22,075,000
Shares issuable upon exercise of Defiance warrants	6,621,940
Common shares purchase options related to debt	6,993,251
Employee stock options (note 8)	6,146,703
	199,762,418

Rio Narcea Gold Mines, Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(stated in U.S. dollars)
(unaudited)

Three and six months ended June 30, 2005 and 2004

Net loss per share

The computation of basic and diluted loss per share is as follows:

	Three months ended June 30,		Six months ended June 30,	
	2005 $	**2004** $	**2005** $	**2004** $
Basic loss per share computation				
Numerator:				
Net loss	**(6,206,600)**	(288,400)	**(22,334,400)**	(6,700,200)
Net loss applicable to common shares	**(6,206,600)**	(288,400)	**(22,334,400)**	(6,700,200)
Denominator				
Weighted average common shares outstanding	**157,914,755**	113,477,941	**157,687,535**	113,380,105
Total	**157,914,755**	113,477,941	**157,687,535**	113,380,105
Basic loss per common share	**(0.04)**	(0.00)	**(0.14)**	(0.06)
Diluted loss per share computation				
Numerator:				
Net loss	**(6,206,600)**	(288,400)	**(22,334,400)**	(6,700,200)
Net loss applicable to common shares, assuming dilution	**(6,206,600)**	(288,400)	**(22,334,400)**	(6,700,200)
Denominator				
Weighted average common shares outstanding	**157,914,755**	113,477,941	**157,687,535**	113,380,105
Dilutive effect of:				
Non-employee stock options and warrants	—	—	—	—
Defiance warrants	—	—	—	—
Common share purchase options related to debt	—	—	—	—
Employee stock options	—	—	—	—
Total	**157,914,755**	113,477,941	**157,687,535**	113,380,105
Diluted loss per common share	**(0.04)**	(0.00)	**(0.14)**	(0.06)

Rio Narcea Gold Mines, Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(stated in U.S. dollars)
(unaudited)

Three and six months ended June 30, 2005 and 2004

8. EMPLOYEE STOCK OPTIONS

The following is a continuity schedule of options outstanding under the Company's employee stock option plans (each, an "ESOP"):

	Number of options #	Amount $	Weighted average exercise price CDN$
Balance, December 31, 2004	6,052,458	7,994,600	2.36
Expenses accrued	—	533,000	—
Options granted	700,000	—	1.81
Options exercised	(47,500)	(28,100)	1.06
Options expired (note 7)	(558,255)	(736,200)	2.52
Balance, June 30, 2005 (note 7)	**6,146,703**	**7,763,300**	**2.29**

Of the total number of options reflected in the foregoing table, 1,360,000 relate to the 1994 ESOP, 4,271,000 relate to the 1996 ESOP and 515,703 relate to the replacement options issued in relation to the acquisition of Defiance.

Funds that would be collected by the Company if all the employee stock options outstanding as at June 30, 2005, were exercised, would amount to CDN$14.1 million (approximately $11.4 million).

The Company granted 700,000 options during the three months period ended June 30, 2005 (no options had been granted during the three months periods ended March 31, 2005 or during the six months period ended June 30, 2004). The following assumptions have been used for the options granted: 5.0 years expected term, 70% volatility, 3.9% risk-free interest rate and an expected dividend yield of 0%. The fair value of the options granted, which will be expensed during the vesting period of the options, amounts to $620,300.

On May 18, 2005, the Annual and Special Meeting of Shareholders approved the adoption of a new employee stock option plan (the "2005 ESOP"). Under the 2005 ESOP, which will be administered by the Board of Directors, stock options may be granted to employees, officers, directors and consultants of the Company or subsidiaries. The exercise price per share is not to be less than the volume weighted average trading price of the common shares for the five trading days immediately preceding the day the option is granted. The option term may not exceed ten years and may be subject to vesting requirements.

The aggregate maximum number of shares available for issuance from treasury under the 2005 ESOP and all of the Company's other security based compensation arrangements is 10% of the Company's issued and outstanding shares as at the date of grant of an option.

No options have been granted under the 2005 ESOP.

Rio Narcea Gold Mines, Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(stated in U.S. dollars)
(unaudited)

Three and six months ended June 30, 2005 and 2004

9. SEGMENT INFORMATION

The Company is engaged in the exploration and development of mineral properties. Until December 31, 2002, all operations were considered as a single operating segment. With the commencement of the development of the Aguablanca nickel project, the Company identified two main operating segments for purposes of internal reporting: gold operations and nickel operations. An additional corporate segment is also considered for purposes of reporting.

Statements of operations

Three months periods ended June 30,

($000)	Gold		Nickel		Corporate		Consolidated	
	2005	2004	2005	2004	2005	2004	2005	2004
Operating revenues	13,813	13,900	22,404	—	—	—	36,217	13,900
Operating expenses	(13,393)	(16,098)	(18,564)	(943)	(1,623)	(1,233)	(33,580)	(18,274)
Operating earnings (loss)	420	(2,198)	3,840	(943)	(1,623)	(1,233)	2,637	(4,374)
Financial revenues and expenses	(1,140)	615	(5,072)	3,548	(2,856)	(28)	(9,068)	4,135
Non-controlling interest	224	(49)	—	—	—	—	224	(49)
Net income (loss)	(496)	(1,632)	(1,232)	2,605	(4,479)	(1,261)	(6,207)	(288)

Six months periods ended June 30,

($000)	Gold		Nickel		Corporate		Consolidated	
	2005	2004	2005	2004	2005	2004	2005	2004
Operating revenues	22,733	32,738	22,404	—	—	—	45,137	32,738
Operating expenses	(24,502)	(34,481)	(20,715)	(2,345)	(2,709)	(2,051)	(47,926)	(38,877)
Operating earnings (loss)	(1,769)	(1,743)	1,689	(2,345)	(2,709)	(2,051)	(2,789)	(6,139)
Financial revenues and expenses	(2,004)	(1,342)	(12,564)	1,190	(5,202)	(409)	(19,770)	(561)
Non-controlling interest	224	—	—	—	—	—	224	—
Net income (loss)	(3,549)	(3,085)	(10,875)	(1,155)	(7,911)	(2,460)	(22,335)	(6,700)

Balance sheet

($000)	Gold		Nickel		Corporate		Consolidated	
	June 30, 2005	Dec. 31, 2004	June 30, 2005	Dec. 31, 2004	June 30, 2005	Dec. 31, 2004	June 30, 2005	Dec. 31, 2004
Current assets	32,547	40,294	30,044	34,923	39,294	51,508	101,885	126,725
Mineral properties, net	67,267	62,810	78,457	81,501	936	—	146,660	144,311
Other assets	1,345	2,295	3,331	6,227	22	12	4,698	8,534
Deferred derivative loss	1,639	2,339	—	—	—	—	1,639	2,339
Total assets	102,798	107,738	111,832	122,651	40,252	51,520	254,882	281,909
Current liabilities	16,456	17,363	38,804	26,560	340	227	55,600	44,150
Total liabilities	29,949	31,402	63,050	58,329	623	227	93,622	89,958
Non-controlling interest	387	631	—	—	—	—	387	631
Shareholders' equity and intercompany debt	72,462	75,705	48,782	64,322	39,629	51,293	160,873	191,320
Total liabilities and shareholders' equity	102,798	107,738	111,832	122,651	40,252	51,520	254,882	281,909

Rio Narcea Gold Mines, Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(stated in U.S. dollars)
(unaudited)

Three and six months ended June 30, 2005 and 2004

10. DERIVATIVE FINANCIAL INSTRUMENTS

The detail of the derivative financial instruments outstanding as at June 30, 2005 is as follows:

Transaction	Underlying Asset	Term	Amount	Exercise price
Purchase of put options	Gold	2005–2006	19,910 oz.	$280/oz.
Purchase of put options	Gold	2005–2006	124,725 oz.	€300/oz.
Sale of call options	Gold	2005–2006	12,619 oz.	$365/oz.
Purchase of call options	Gold	2005–2006	12,619 oz.	$365/oz.
Sale of call options	Gold	2005–2006	82,736 oz.	€405/oz.
Purchase of call options	Gold	2005–2006	82,736 oz.	€405/oz.
Sale of forwards	Gold	2005–2006	10,607 oz.	$301/oz.
Sale of forwards	Copper	2005–2008	7,147 Tn.	€1,831/Tn.
Sale of forwards	Copper	2005–2008	7,147 Tn.	€1,875/Tn.
Sale of forwards	US$	2005–2008	14,232,800 US$	$1.22/Euro

As at June 30, 2005, the detail of the different assets and liabilities recorded in the consolidated balance sheet in respect of derivative transactions is as follows:

	December 31, 2004 $	Deferred derivative loss charged to expenses $	Change in fair value during the period $	June 30, 2005 $
Other current assets (note 4)	1,872,000	—	(1,201,000)	671,000
Other assets (note 4)	3,286,600	—	(1,974,200)	1,312,400
Accounts payable and accrued liabilities	(4,003,300)	—	(665,700)	(4,669,000)
Other long-term liabilities (note 6)	(2,082,900)	—	(1,670,800)	(3,753,700)
	(927,600)	—	(5,511,700)	(6,439,300)
Current portion of deferred derivative loss	1,984,100	(31,000)	—	1,953,100
Deferred derivative loss	2,339,200	(699,800)	—	1,639,400
	4,323,300	(730,800)	—	3,592,500
	3,395,700	(730,800)	(5,511,700)	(2,846,800)

The change in the fair value of the derivatives during the three and six months periods ended June 30, 2005, which amounted to negative $1,059,100 and $5,511,700, respectively, is recorded as Derivatives loss in the consolidated statements of operations and deficit. In addition, the Company recorded losses of $1,270,600 and $2,153,000 upon maturity of derivative financial instruments during the three and six months periods ended June 30, 2005, respectively.

Rio Narcea Gold Mines, Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(stated in U.S. dollars)
(unaudited)

Three and six months ended June 30, 2005 and 2004

Fair value represents the amount at which financial instruments could be exchanged in an arm's length transaction between willing parties under no compulsion to act and is best evidenced by a quoted market price. The calculation of fair values is based on market conditions at a specific point in time and may not be reflective of future fair values.

11. COST OF SALES

The detail of cost of sales for the three months period ended June 30, 2005 is as follows:

	Cost of gold sales $	Cost of gold sales - Nalunaq ore $	Cost of nickel sales $	Total $
Mining expenses	3,630,200	—	2,408,800	6,039,000
Purchase of gold ore	—	8,292,500	—	8,292,500
Plant expenses	2,334,300	1,244,800	3,261,100	6,840,200
Smelting, refining and transportation	1,410,000	—	12,545,600	13,955,600
By-products	(2,582,600)	—	(6,830,400)	(9,413,000)
Royalties	—	—	470,200	470,200
Variation in inventories of final products	1,241,600	(3,654,600)	3,776,400	1,363,400
	6,033,500	5,882,700	15,631,700	27,547,900

The detail of cost of sales for the six months period ended June 30, 2005 is as follows:

	Cost of gold sales $	Cost of gold sales - Nalunaq ore $	Cost of nickel sales $	Total $
Mining expenses	10,389,000	—	4,018,600	14,407,600
Purchase of gold ore	—	8,292,500	—	8,292,500
Plant expenses	5,927,600	1,244,800	5,581,200	12,753,600
Smelting, refining and transportation	3,614,800	—	12,744,000	16,358,800
By-products	(4,836,900)	—	(6,830,400)	(11,667,300)
Royalties	—	—	470,200	470,200
Variation in inventories of final products	415,800	(3,654,600)	(351,900)	(3,590,700)
	15,510,300	5,882,700	15,631,700	37,024,700

Rio Narcea Gold Mines, Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(stated in U.S. dollars)
(unaudited)

Three and six months ended June 30, 2005 and 2004

The detail of cost of sales for the three months period ended June 30, 2004 is as follows:

	Cost of gold sales $	Cost of gold sales - Nalunaq ore $	Cost of nickel sales $	Total $
Deferred stripping and other mining expenses	8,287,100	—	—	8,287,100
Purchase of gold ore	—	—	—	—
Plant expenses	3,717,500	—	—	3,717,500
Smelting, refining and transportation	625,100	—	—	625,100
By-products	(845,000)	—	—	(845,000)
Variation in inventories of final products	—	—	—	—
	11,784,700	—	—	11,784,700

The detail of cost of sales for the six months period ended June 30, 2004 is as follows:

	Cost of gold sales $	Cost of gold sales - Nalunaq ore $	Cost of nickel sales $	Total $
Deferred stripping and other mining expenses	16,266,200	—	—	16,266,200
Purchase of gold ore	—	4,224,500	—	4,224,500
Plant expenses	6,548,500	525,000	—	7,073,500
Smelting, refining and transportation	1,124,100	—	—	1,124,100
By-products	(1,514,400)	—	—	(1,514,400)
Variation in inventories of final products	—	—	—	—
	22,424,400	4,749,500	—	27,173,900